CHANGES IN SECURITY FOR DEBT  EX-99.77F

As disclosed in Note 6 of the Financial Statement, the Fund has a note payable to an to an officer of an affiliate that allows semi-annual interest payments to be made in shares of the Fund. Interest accrued on this note at September 30, 2003 was $37,001.